1. **CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A)** *to Items A and B*
    1.1. **CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A) to Items A**

| GENERAL INSTRUCTIONS |
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| This Disclosure Reporting Page [DRP (SBSE)] is an [√] INITIAL OR [ ] AMENDED response to report details for affirmative responses to *Items A and B* of Schedule D of Form SBSE-A;<br><br>Check [√] item(s) being responded to:<br>**A. In the past ten years has the principal:**<br>  [√] (1) Been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any felony**?**<br>  [√] (2) Been charged with a felony?<br><br>B. In the past ten years has the principal:<br>  [ ] (1) Been convicted of or pled guilty or or nolo contendere ("no contest") in a domestic, foreign or military court to a misdemeanor involving: investments or an investment-related business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?<br>[ ] (2) Been charged with a misdemeanor specified in B(1)? |
| Use a separate DRP for each event or *proceeding*. An event or proceeding may be reported for more than one person or entity using one DRP. File with a completed Execution Page.<br><br>Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.<br><br>If a *principal* is an organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the principal's appropriate DRP (BD) or DRP (U-4). If a *principal* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all the items on the applicant's appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.<br><br>Applicants must **attach a copy of each applicable court document** (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) if not previously submitted through CRD (as they could be in the case of *a control affiliate* registered through CRD). Documents will not be accepted as disclosure in lieu of answering the questions on this DRP. |

| PART 1 | | |
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| A | If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox. | |
| | Name of *Principal:* **CREDIT SUISSE AG** | |
| | CRD NUMBER: | |
| | Registered: | [ ] Yes [X] No |
| | [ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity. | |
| B | If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?<br>If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II. | [ ] Yes [X ] No |
| | **Note**: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records. | |

| PART II | | |
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| 1 | If charge(s) were brought against an organization over which the principal exercise(d) control: Enter organization name, whether or not the organization was an investment-related business and the principal's position, title or relationship. | **CREDIT SUISSE AG** |

| 2 | | **Formal Charge(s) were brought in**: (include name of Federal, Military, State or Foreign Court, Location of Court – City or County and State or Country, Docket/Case number). | UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA, ALEXANDRIA DIVISION, CRIMINAL NO. 1:14-CR-188 |
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| 3 | | **Event Disclosure Detail** (Use this for both organizational and individual charges. | |
| | A | **Date First Charged** (MM/DD/YYYY): 05/19/2014 | **[X] Exact** [ ] Explanation |
| | | If not exact, provide explanation: | |
| | B | **Event Disclosure Detail** (include Charge(s)/Charge Description(s), and for each charge provide: **1.** number of counts, **2.** felony or misdemeanor, **3.** plea for each charge, and **4.** product type if charge is investment-related): <br><br> A SINGLE FELONY COUNT OF CONSPIRACY TO COMMIT OFFENSES AGAINST THE UNITED STATES, TO WIT, VIOLATIONS OF TITLE 26, UNITED STATES CODE, SECTION 7206(2), THE AIDING, ASSISTING, PROCURING, COUNSELING, AND ADVISING OF THE PREPARATION AND PRESENTATION OF FALSE INCOME TAX RETURNS TO THE INTERNAL REVENUE SERVICE OF THE TREASURY DEPARTMENT, IN VIOLATION OF TITLE 18, UNITED STATES CODE, SECTION 371. | |
| | C | **Current status of the Event?** | [ ] Pending    [ ] On Appeal    **[X] Final** |
| | D | **Event Status Date** (complete unless status is Pending) (MM/DD/YYYY): 05/19/2014 | [X] Exact [ ] Explanation |
| | | If not exact, provide explanation: | |
| 4 | | **Disposition Disclosure Detail**: Include for each charge, **A.** Disposition Type [e.g., convicted, acquitted, dismissed, pretrial.], **B.** Date, **C.** Sentence/Penalty, **D.** Duration [if sentence-suspension, probation, etc.], **E.** Start Date of Penalty, **F.** Penalty/Fine Amount and **G.** Date Paid. <br><br> GUILTY PLEA, ENTERED 05/19/2014. CREDIT SUISSE AG ("CSAG") AGREED TO A $2,000,000,000 RESOLUTION, THAT CONSISTED OF A CRIMINAL FINE IN THE AMOUNT OF $1,333,500,000, LESS A CREDIT OF $196,511,014 FOR CSAG'S PAYMENT TO THE U.S. SECURITIES AND EXCHANGE COMMISSION PURSUANT TO ITS ORDER OF FEBRUARY 21, 2014 IN ADMINISTRATIVE PROCEEDING FILE NO. 3-15763, TO BE PAID WITHIN ONE WEEK OF THE DATE OF SENTENCING; A MANDATORY SPECIAL ASSESSMENT OF $400; AND RESTITUTION TO THE U.S. INTERNAL REVENUE SERVICE IN THE AMOUNT OF $666,500,000, TO BE PAID WITHIN ONE WEEK OF SENTENCING. SENTENCING DATE SET FOR AUGUST 12, 2014. | |
| 5 | | **Provide a brief summary of the circumstances leading to the charge(s) as well as the disposition.** Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.) <br><br> FOR A SIGNIFICANT PERIOD OF TIME LEADING UP TO AND THROUGH APPROXIMATELY 2009, CSAG DID UNLAWFULLY AID, ASSIST IN, PROCURE, COUNSEL, AND ADVISE THE PREPARATION AND PRESENTATION OF FALSE INCOME TAX RETURNS AND OTHER DOCUMENTS TO THE INTERNAL REVENUE SERVICE OF THE TREASURY DEPARTMENT ("IRS"). IN THE SAME TIME | |

| | PERIOD, CSAG OPERATED AN ILLEGAL CROSS-BORDER BANKING BUSINESS THAT KNOWINGLY AND WILLFULLY AIDED AND ASSISTED U.S. CLIENTS IN OPENING AND MAINTAINING UNDECLARED ACCOUNTS AND CONCEALING OFFSHORE ASSETS AND INCOME FROM THE IRS. IN 2010, THE TAX DIVISION OF THE U.S. DEPARTMENT OF JUSTICE INFORMED CSAG THAT THE DEPARTMENT OF JUSTICE HAD BEGUN A CRIMINAL INVESTIGATION AND THE INVESTIGATION HAD UNCOVERED EVIDENCE OF TAX LAW VIOLATIONS BY CERTAIN CSAG EMPLOYEES. IN RESPONSE, IN 2011, CSAG BEGAN AN INTERNAL INVESTIGATION. ON MAY 19, 2014, CSAG AND THE DEPARTMENT OF JUSTICE ENTERED INTO AN AGREEMENT PURSUANT TO RULE 11 OF THE FEDERAL RULES OF CRIMINAL PROCEDURE, WHEREBY CSAG AGREED TO PLEAD GUILTY TO ONE FELONY COUNT OF AIDING, ASSISTING, PROCURING, COUNSELING, AND ADVISING OF THE PREPARATION AND PRESENTATION OF FALSE INCOME TAX RETURNS TO THE IRS. NONE OF THE ALLEGED CONDUCT IS ATTRIBUTABLE TO THE REGISTRANT OR ANY CSAG AFFILIATE THAT IS REGISTERED WITH THE COMMISSION AS AN INVESTMENT ADVISER OR BROKER-DEALER. |
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